Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of this 4th day of April, 2024, by and between Tiger Aesthetics Medical, LLC, a Delaware limited liability company (the “Buyer”), on the one hand, and Sientra, Inc., a Delaware corporation (“Sientra”), Mist Holdings, Inc., a Delaware corporation, Mist, Inc., a Delaware corporation and Mist International, Inc., a Delaware corporation (collectively, the “Sellers” and, together with Buyer, the “Parties”), each of the Sellers being a Debtor and Debtor in Possession under Case No. 24-10245 (JTD)(Jointly Administered) (the “Bankruptcy Case”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

RECITALS

A. Collectively, the Sellers are manufacturers and suppliers of medical aesthetics products, including, without limitation, products used in breast reconstruction and augmentation procedures (the “Business”). For the avoidance of doubt, the Business does not include the Biocorneum scar management products business.

B. On February 12, 2024 (the “Petition Date”), each of the Sellers filed voluntary bankruptcy petitions in the Bankruptcy Court, initiating the Bankruptcy Case.

C. The Buyer desires to purchase certain material assets of the Sellers and to assume certain liabilities of the Sellers, and the Sellers desire to sell such assets to the Buyer and to assign such liabilities to the Buyer and have the Buyer assume the same, all on the terms and conditions set forth in this Agreement and in accordance with Sections 105, 363 and 365 of Title 11 of the United States Code (as in effect on the date hereof, the “Bankruptcy Code”) and other applicable provisions of the Bankruptcy Code (collectively, the “Transaction”).

D. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in Exhibit “E” hereto or in the Approval Order.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Transfer of Assets.

1.1. Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement and entry of the Approval Order, and on the general condition that any Schedule identified in this Section 1.1 may be modified by Buyer by adding or deleting items prior to the Closing Date in accordance with the terms of this Agreement, on the Closing Date, Sellers agree to sell, assign, transfer, convey and deliver (pursuant to Sections 363 and 365 of the Bankruptcy Code) to the Buyer, free and clear of all Interests, as provided in the Approval Order, Sellers’ right, title and interest in the following assets (collectively, the “Sale Property”):

1.1.1. Assigned Contracts. Each Seller’s right, title and interest in and to (i) the lessee’s interest under those real property leases described on Schedule 1.1.1(i) attached to this Agreement and incorporated herein by this reference (collectively, the “Real Property Leases”), (ii) the lessee’s interest under those equipment, personal property and intangible property Contracts described on Schedule 1.1.1(ii) attached to this Agreement and incorporated herein by this reference (collectively, the “Other Leases”), (iii) those Contracts with manufacturers, research and development consulting entities, distributors and related intermediaries (including, without limitation, in respect of distribution in non-U.S. jurisdictions), and suppliers described on Schedule 1.1.1(iii) attached to this Agreement and incorporated herein by this reference (collectively, the “Supplier Contracts”), (iv) those Contracts for the license of Intangible Property described on Schedule 1.1.1(iv) attached to this Agreement and incorporated herein by this reference (collectively, “Intangible Property Contracts”), (v) all customer Contracts, including, without limitation, those described on Schedule 1.1.1(v) attached to this Agreement and incorporated herein by this reference (collectively, the “Customer Contracts”) and (vi) those other Contracts described on Schedule 1.1.1(vi) attached to this Agreement and incorporated herein by this reference (collectively, the “Other Contracts” and together with the Real Property Leases, Other Leases, Supplier Contracts, Intangible Property Contracts and Customer Contracts, the “Assigned General Contracts”). Such assignment shall include all claims, rights, defenses, actions, causes of action and rights of set-off and recoupment arising under any Assigned General Contract. Without limitation, the schedules of Assigned General Contracts may be updated prior to Closing as set forth in this Agreement, and for the avoidance of doubt, Assigned General Contracts may be added or deleted from any Schedule 1.1.1 prior to or on the Closing Date. To the extent that any Contract is not identified on the aforementioned Schedules, and is not an Excluded Asset under Section 1.2, then it is a potential assigned general contract (“Potential Assigned General Contract”) through the Closing Date.

1.1.2. Personal Property. (i) All manufacturing equipment owned by any of the Sellers, wherever located; (ii) all tangible personal property owned by any of the Sellers, wherever located, including, without limitation, all such furniture, machinery, equipment, tools, devices, instruments, spare parts, computers, fixtures and furnishings (in the case of real property leased pursuant to Real Property Leases, together with all interests in and to all leasehold improvements and fixtures located thereon or attached thereto, and other appurtenances thereto, and rights in respect thereof); and (iii) all other items of tangible personal property listed or described in Schedule 1.1.2 attached to this Agreement and incorporated herein by this reference (collectively, the “Personal Property”). As used herein, the Personal Property does not include the Inventory. The Personal Property shall also expressly exclude any equipment, or other tangible personal property held by any Sellers pursuant to a Contract where Buyer does not assume the underlying Contract relating to such personal property at the Closing (collectively, “Excluded Contracted Personalty”).

1.1.3. Intangible Property. All intangible personal property owned or held by any Seller, but in all cases only to the extent of such Seller’s interest and only to the extent transferable, together with all books, records, the Seller’s general ledger, in any form, including in electronic media or storage, and all related codes, passwords and means of access and like items pertaining to the Business, the goodwill of the Business, Intellectual Property, catalogues, customer and supplier lists and other customer and supplier information and data bases, correspondence with present or prospective customers and suppliers, advertising materials,

Software, and telephone exchange numbers and facsimile numbers and any right, title and interest of Sellers in and to those items described on Schedule 1.1.3 attached hereto and incorporated herein by this reference, including, without limitation, Intellectual Property (including proprietary technology, patents, trademarks, applications/amendments therefor and related general intangibles and licenses and similar agreements or arrangements) in respect of the: (aa) breast implant portfolio; (bb) AlloX2 breast tissue expander; (cc) AlloX2Pro MRI-compatible tissue expander; (dd) DermaSpan single port breast tissue expander; (ee) SoftSpan line of extremity expanders; (ff) Viality with AuraClens enhanced viability fat transfer system; and (gg) SimpliDerm human Acellular Dermal Matrix distribution rights (collectively, the “Intangible Property”). As used in this Agreement, Intangible Property shall in all events exclude: (i) any materials containing privileged communications or information about employees, disclosure of which would violate an employee’s reasonable expectation of privacy and any other materials which are subject to attorney-client or any other privilege and (ii) any software or other item of intangible property held by Sellers pursuant to a license or other Contract where Buyer does not assume the underlying Contract relating to such intangible personal property at the Closing, (collectively, “Excluded Contracted IP”).

1.1.4. Permits. To the extent transferable and assignable, each Seller’s interest in all licenses, certificates of occupancy, permits, registrations, certificates of public convenience and necessity, approvals, clearances, easements, authorizations and operating rights issued or granted by any Governmental Body having jurisdiction over the Business to the extent relating to the operation of the Business, including, without limitation, those described on Schedule 1.1.4 attached hereto and incorporated herein by this reference (collectively, the “Permits and Licenses”).

1.1.5. Accounts Receivable and Payment Intangibles. All accounts receivable, royalties, fees, charges, rebates, reimbursement, payment intangibles, and similar Personal Property of Sellers, including those associated with Intangible Property identified at Section 1.1.3(aa)-(gg) above (collectively, “Accounts Receivable”).

1.1.6. Inventory. All supplies, goods, materials, raw materials, work in process, finished goods, replacement parts, maintenance supplies, inventory and stock in trade owned and held by any Sellers and other goods used or consumed in connection with the Business, maintained, held or stored by or for Sellers at any location (including any customer location), whether consigned or not, whether in transit or not and any additional items that would be inventory as defined under the Delaware Uniform Commercial Code (collectively, the “Inventory”), including all rights of Sellers to receive such Inventory, which are on order as of the Closing. Schedule 1.1.6 attached hereto and incorporated herein by this reference sets forth a list of all Inventory as of a recent date in March 2024 (which Sellers will use commercially reasonably efforts to update and deliver to Buyer three (3) Business Days prior to the Closing Date), which list identities each item of Inventory by location and serial number (where such information is readily available).

1.1.7. Vendor Items. All promotional allowances and vendor rebates and similar items owed to Sellers of Sellers to the extent related to any Assigned General Contract (collectively, the “Vendor-Related Assets”).

1.1.8. Claims, Etc. Only in respect of Sale Property, all related claims, awards, judgments, warranties, guarantees, refunds, reimbursements, causes of action (including any causes of action attributable to the other assets in the Sale Property), suits, rights of recovery, counterclaims, defenses, demands, warranty claims, rights to indemnification, contribution, advancement of expenses or reimbursement, rights of set-off and rights of recoupment or similar rights of every kind and nature of any Seller (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, now existing or hereafter acquired, contingent or noncontingent), including, without limitation, any actions under chapter 5 of the Bankruptcy Code against an entity which is a counterparty to a General Assigned Contract or is a creditor in connection with an Assumed Liability (collectively, the “Acquired Claims”); provided, however, that any Acquired Claims arising under Chapter 5 of the Bankruptcy Code acquired by Buyer shall be deemed waived and extinguished on the Closing and shall not be pursued.

1.1.9. Deposits. All security deposits for rent, electricity, telephone, utilities, or otherwise and other prepayments, prepaid charges and prepaid expenses of Sellers relating to any of the Real Property Leases and any cash deposits or prepayments to suppliers relating to Inventory (collectively, the “Deposits”).

1.1.10. Restrictive Covenants. All rights of Sellers under non-disclosure or confidentiality, noncompete, or non-solicitation Assigned General Contracts and/or Contracts with current or former employees, directors, consultants, independent contractors and agents of any of Sellers or with any third parties (including, without limitation, any non-disclosure or confidentiality, non-compete, or non-solicitation Contracts entered into in connection with any Auction) (collectively, “Restrictive Covenants”).

1.1.11. Customer List. All lists, business records, or information relating to or identifying current or former customers of the Business, including, to the extent readily available, a list setting forth for each customer of the Business: (i) the name of such Business customer; (ii) the name of material individual contacts in respect of such Business customers; (iii) the telephone and/or cellular phone numbers for Persons identified in clause (ii) above; (iv) the electronic mail addresses for Persons identified in clause (ii) above; and (v) other mailing address information for Persons identified in clause (ii) above (the “Customer List”).

1.2. Excluded Assets. Notwithstanding anything to the contrary in this Agreement, all assets of the Sellers other than those specifically included in the Sale Property in Section 1.1 shall be excluded from the Transaction (collectively, the “Excluded Assets”). Without limiting the foregoing, the Excluded Assets shall include the following (which, without in any way limiting Buyer’s rights under Section 1.5, Buyer may not add to any Schedule without Sellers’ written consent not to be unreasonably withheld, conditioned or delayed): (i) those items expressly excluded pursuant to the provisions of Section 1.1 above; (ii) Sellers’ rights under this Agreement and all cash and non-cash consideration payable or deliverable to Sellers pursuant to the terms and provisions hereof; (iii) all cash and cash equivalents (including checking account balances, certificates of deposit and other time deposits and petty cash) and marketable and other securities relating to or arising in connection with the operation of the Business (other than the Deposits); (iv) all tax refunds, rebates, credits and similar items relating to or arising out of the operation of the Business for any period, or portion of any period, on or prior to the Closing Date; (v) insurance proceeds, claims and causes of action with respect to or arising in connection with (A) any Contract which is not assigned to Buyer at the Closing; or (B) any item of tangible or intangible property not acquired by Buyer at the Closing; or (C) any Directors & Officers Liability Insurance Policy (or similar policy) of any of the Sellers; or (D) any item of tangible or intangible property or any Contract where Buyer has not assumed the associated Liability or obligation as part of the Assumed Liabilities pursuant to Section 2.2 below; (vi) all Contracts other than Assigned General Contracts and Restrictive Covenants, including, without limitation, all Excluded Contracted IP and/or Excluded Contracted Personalty, all employment Contracts and all independent contractor Contracts or sales Contracts with employees for which a Form 1099 is issued by a Seller to the counterparty thereof; (vii) all securities, whether capital stock, membership interests, partnership interests or debt, of any Seller, any subsidiary of any Seller or any other entity; (viii) all tax records, minute books, stock transfer books and corporate seal of each Seller; (ix) any letters of credit or similar financial accommodations issued to any third party(ies) for the account of any Seller and any collateral therefor and other collateral deposits and prepaid items (other than the Deposits); (x) all rights, claims and causes of action of Sellers against former officers, directors, employees, members, principals, agents, and representatives of any Seller, including, without limitation, any arising under or in connection with the applicable provisions of Sarbanes-Oxley or other securities laws(other than any such claims to enforce Buyer’s rights under Restrictive Covenants described in Section 1.1.10 above); (xi) all preference or avoidance claims and actions of any of the Sellers, including, without limitation, any such claims and actions arising under Sections 544, 547, 548, 549, and 550 of the Bankruptcy Code (other than those included in the Acquired Claims); (xii) all rights, claims and causes of action of any Seller (or which may result in a benefit to any of the Sellers) asserted or which may hereafter be asserted in any ongoing litigation proceedings in which any Seller is a party or of which any Seller is a potential beneficiary; (xiii) [reserved]; (xiv) rights under any other insurance policies of the Sellers unrelated to the Sale Property or related to Excluded Liabilities; (xv) the Biocorneum Assets; and (xvi) those additional assets, if any, listed on Schedule 1.2(xvi) attached hereto and incorporated herein by this reference. For the avoidance of doubt, Schedule 1.2(xvi) may be updated by Buyer prior to the Closing Date to add additional Excluded Assets; provided, however, that no such addition shall limit the Liabilities assumed by Buyer under clauses (iii) or (iv) of Section 2.2.

1.3. Instruments of Transfer. The sale, assignment, transfer, conveyance and delivery of the Sale Property to Buyer shall be made by deeds, assignments, bills of sale, and other instruments of assignment, transfer and conveyance provided for in Section 3 below and such other instruments as may reasonably be requested by Buyer to transfer, convey, assign and deliver the Sale Property to Buyer, but in all events only to the extent that the same do not impose any Liabilities upon Sellers or in any other respect increase in any material way the burdens imposed by the other provisions of this Agreement upon Sellers, or any of them, or the remedies of Buyer, in each case other than as provided in this Agreement.

1.4. Non-Assignment.

1.4.1. Notwithstanding anything to the contrary in this Agreement, a Contract shall not be a part of the Sale Property hereunder and shall not be assigned to, or assumed by, Buyer to the extent that such Contract is rejected by a Seller or terminated by a Seller or any other party thereto, or terminates or expires by its terms, on or prior to such time as it is to be assumed by Buyer as hereunder and is not continued or otherwise extended upon assumption.

1.4.2. Notwithstanding anything to the contrary in this Agreement, to the extent any Sale Property requires a consent, permission, approval, clearance, acknowledgment, authorization of or filing with any third party or any authorization of any Governmental Body (other than, and in addition to and determined after giving effect to any order of the Bankruptcy Court, including the Approval Order) (each, a “Consent or Governmental Authorization”) in order to permit the sale or transfer to Buyer of the applicable Seller’s right, title and interest in and to such asset, and such Consent or Governmental Authorization has not been obtained prior to or at such time as such right, title and interest is to be transferred to Buyer as part of the Sale Property hereunder, such asset shall not be transferred to, or received by, Buyer at the Closing. If any Sale Property is deemed not to be assigned pursuant to this Section 1.4.2, the Closing shall nonetheless take place subject to the terms and conditions set forth herein and, thereafter, through the earlier of such time as such Consent or Governmental Authorization is obtained and six (6) months following the Closing (or the closing of the Bankruptcy Case or dissolution of the applicable Seller(s), if earlier), Sellers and Buyer shall (A) use commercially reasonable efforts to secure such Consent or Governmental Authorization as promptly as practicable after the Closing and (B) cooperate in good faith in any lawful and commercially reasonable arrangement reasonably proposed by Buyer, including the applicable Seller subcontracting, licensing, or sublicensing to Buyer any or all of any Seller’s rights and obligations with respect to any such portion or item of the Sale Property, under which (1) Buyer shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits (net of the amount of any related Tax costs imposed on Sellers or their respective Affiliates or any direct costs associated with the retention and maintenance of such Sale Property incurred by any Seller or its Affiliates) with respect to such Sale Property with respect to which the Consent or Governmental Authorization has not been obtained and (2) Buyer shall assume and timely discharge any related burden and obligation arising from and after the Closing Date with respect to such Sale Property. Upon satisfying any requisite Consent or Governmental Authorization requirement applicable to such Sale Property after the Closing, the applicable Seller’s right, title and interest in and to such Sale Property shall promptly be transferred and assigned to Buyer in accordance with the terms of this Agreement and the Approval Order and the Bankruptcy Code. Notwithstanding anything herein to the contrary, no Seller or Buyer will be obligated to pay any consideration therefor to any third party from whom Consent or Governmental Authorization is requested or to initiate any litigation to obtain any such Consent or Governmental Authorization other than as required under the Approval Order.

1.5. Contract Assumption and Assignment Procedures; Designation Rights.

1.5.1. (i) Schedule 1.5.1(i) shall set forth the list of Assigned General Contracts that are Executory Contracts that Buyer would like to acquire and the projected Cure Costs as of the Closing Date and Buyer shall (with the assistance of Sellers) provide an updated (but not final) Schedule 1.5.1(i) to Sellers no later than five (5) days prior to the Sale Hearing; (ii) Buyer may, in its sole discretion (and without any change in the cash portion of the Purchase Price), add or delete Executory Contracts to Schedule 1.5.1(i) at any time prior to Closing, subject to the terms of this Agreement (and will promptly notify Buyer in writing if Sellers identify any additional such Executory Contracts); provided, however, that in no event shall any Customer Contract be deleted from Schedule 1.5.1(i); (iii) no later than ten (10) days prior to Closing, Sellers shall in writing disclose to Buyer a list of all post-Petition Date Executory Contracts (and will supplement such list again one (1) day prior to Closing to identify any further post-Petition Date Executory Contracts entered prior to Closing) so that Buyer may elect to include any such post-Petition Date Executory Contract(s) as Sale Property. In addition, immediately following the date of this Agreement, Sellers will reasonably cooperate with Buyer to provide information relevant to all Executory Contracts of Sellers, including Potential Assigned General Contracts (including identifying such Contracts and any potential Cure Costs and any other information pertaining to such agreements). Notwithstanding the foregoing, following the Closing Date, Buyer retains the right (without providing any further Purchase Price to the Sellers or its bankruptcy estate) to designate any Executory Contracts not previously listed on Schedule 1.5.1(i) for assumption and assignment on the Closing Date (and the Sellers shall promptly file a motion to assume and assign any such Executory Contract to Buyer upon request), provided that, subject to the obligation of the Buyer to pay any Cure Costs up to the Cure Cap and subject to the Cure Cap itself as to such additional amounts, Buyer shall pay cash amounts that, pursuant to section 365 of the Bankruptcy Code, will be required to be paid as of the date of such assignment and assumption to cure any monetary defaults on the part of Sellers under any such additional assumed Contracts.

1.5.2. Sellers shall have filed with the Bankruptcy Court and cause the Cure and Assignment Notice to be provided to all counterparties to Executory Contracts that may be among the Potential Assigned General Contracts regarding the: (i) potential assumption and assignment to Buyer of all of the Sellers’ Executory Contracts and/or Potential Assigned General Contracts; (ii) identifying the Cure Costs associated with each Potential Assigned General Contract as of the Closing Date (or as of such later date reasonably acceptable to Buyer and Sellers) and identifying the Sellers’ proposed Cure Costs (if any) for each such Contract; and (iii) setting a deadline of 3:00 p.m. E.T. on April 10, 2024 after timely service of the Cure and Assignment Notice for such counterparty to object to the assumption and assignment of its Potential Assigned General Contract with the Sellers, to the Buyer of the Sale Property, or to the Cure Costs of any such Contract. Sellers shall consult with, and give due consideration to, the views and concerns of, Buyer prior to compromising or obtaining a decision of the Bankruptcy Court with respect to any Cure Costs required to be made under the Bankruptcy Code to effectuate the assumption of any such Potential Assigned General Contract, including using commercially reasonable efforts to provide three (3) days’ notice of any such compromise to Buyer. Notwithstanding anything herein to the contrary: (a) the Sellers’ fixing of any Cure Costs (whether by compromise, adjudication or otherwise) shall not result in any obligation of Buyer to pay any Cure Costs arising on or prior to Closing in excess of the Cure Cap; and (b) the Buyer shall direct Sellers as to how much, and to whom, Sellers shall pay Cure Costs in excess of the Cure Cap.

1.5.3. For the purpose of determining whether a Contract of Sellers shall be included as an Assigned General Contract or an Excluded Asset, from and after the filing of the notice of Sale Hearing and Cure and Assignment Notice, all such Contracts shall be treated as follows: (i) as of the Bid Deadline, Buyer shall notify Sellers in writing of those Executory Contracts, which Buyer preliminarily desires to be designated to be assumed by Sellers and assigned to Buyer on the Closing Date, subject to Buyer’s right to later remove or add such Contracts from the Schedules of Assigned General Contracts at any time prior to the Closing; (ii) each post-Petition Date Executory Contract shall be designated in writing as set forth herein to be assigned to Buyer, unless after such written designation, Buyer notifies Sellers in writing at any time prior to the Closing that it will not take assignment of any such post-Petition Date Executory Contract, in which case such post-Petition Date Executory Contract shall not be assigned to Buyer and shall be deemed an Excluded Asset; and (iii) notwithstanding any of the foregoing, no later than one (1) Business Day prior to the Closing Date, Buyer shall notify Sellers in writing of any Executory Contracts, which Buyer elects, in its sole discretion, to add to the Schedules of Assigned General Contracts (subject to the counterparty’s right to receive any Cure Costs associated with such Contract(s)), or remove from the Schedules Assigned General Contracts (which removed Contract(s) shall be Excluded Assets and may be rejected by Sellers) (for the avoidance of doubt, in respect of any additional Cure Costs, the Buyer shall only be liable for same, together with all other Cure Costs, in an aggregate amount up to the Cure Cap).

1.5.4. Buyer shall provide, with respect to any Executory Contract designated to be assumed and assigned hereunder, such information or documentation related to “adequate assurance of future performance” as shall be reasonably required in connection with the assumption and assignment of such Contract consistent with the Bid Procedures Order, and upon Bankruptcy Court approval for the assumption and assignment thereof to Buyer, any such Contract so designated shall constitute Sale Property hereunder. Notwithstanding anything to the contrary set forth in this Agreement, to the extent that, prior to Closing, any Assigned General Contract is not subject to an Order of the Bankruptcy Court with respect to the assumption and assignment of such Assigned General Contract, any Liabilities of Sellers related to such Assigned General Contract shall be the responsibility of Sellers until such Assigned General Contract is either assumed by Sellers and assigned to Buyer or rejected by Sellers.

1.5.5. No later than the Closing Date or as soon thereafter as shall be reasonably practicable (or such earlier date(s) upon or following Closing as may be ordered by the Bankruptcy Court), to the extent not previously paid, Buyer shall pay any and all Cure Costs in respect of Assigned General Contracts up to the Cure Cap with all other Cure Costs under Assigned General Contracts to be paid by the Sellers. To the extent that any Contract that is being sold to Buyer under this Agreement is neither an Executory Contract nor a Customer Contract (regardless of whether such Contract is a Contract entered into prior to the Petition Date that is not subject to Section 365 of the Bankruptcy Code or such Contract is a post-Petition Date Contract), Buyer shall not be liable or responsible for any obligation arising under such Contract; provided, however that Buyer, in its sole discretion, may satisfy such obligation to the extent that the obligation is an allowed post-Petition Date administrative expense priority claim against the Sellers, and Buyer shall not otherwise assume or be liable for any other Liability arising under such Contract prior to Closing (including any general unsecured claims arising under such Contract) (if Buyer so satisfies such administrative expense claims or liability, such satisfaction shall count against and/or be subject to the Cure Cap).

1.5.6. Nothing in this Agreement shall be construed as an attempt by Sellers to assign any Contract to the extent that such Contract is not assignable under the Bankruptcy Code or otherwise without the Consent of the other party or parties thereto, and the Consent of such other party has not been given or received, as applicable. With respect to any Contract for which the Consent of a party thereto to the assignment thereof shall not have been obtained at Closing and any claim, right or benefit arising thereunder or resulting therefrom, prior to the Closing Date, if Buyer (in its sole discretion) so elects, Sellers and Buyer shall use their commercially reasonable good faith efforts to obtain as expeditiously as possible the written Consent of the other party or parties to such Contract necessary for the assignment thereof to Buyer. Unless and until any such Consent is obtained, Sellers and Buyer shall cooperate to establish an arrangement reasonably satisfactory to Sellers and Buyer under which Buyer would obtain the claims, rights and benefits and assume the corresponding Liabilities and obligations thereunder (including by means of any subcontracting, sublicensing or subleasing arrangement) to the extent such Liabilities arise after the Closing. In such event, (i) Sellers will hold in trust for and promptly pay to Buyer, when received, all moneys received by them under any such Contract or any claim, right or benefit arising thereunder and (ii) subject to the Cure Cap, Buyer will promptly pay, perform or discharge, when due, any and all obligations and Liabilities arising thereunder after Closing, other than those being contested in good faith. Nothing in this Agreement shall be deemed a waiver of Buyer’s rights (or remedies) under this Agreement to receive (or insist upon receiving) an effective assignment of all of the Sale Property at, or as a condition of, Closing (including all Contracts to which Buyer has elected to acquire or take assignment) nor shall any Contracts covered by this paragraph be deemed to constitute Excluded Assets solely by virtue of this paragraph.

1.5.7. Promptly after the Closing, Buyer shall file with the Bankruptcy Court a final list of Assigned General Contracts.

2. Consideration.

2.1. Purchase Price.

2.1.1. The aggregate cash consideration to be paid by Buyer to Sellers for the Sale Property (the “Purchase Price”) shall be an amount equal to Forty Two Million Five Hundred Thousand Dollars ($42,500,000.00), subject to adjustment as hereinafter provided.

2.1.2. The Purchase Price shall be paid as follows:

(a) In accordance with the requirements of the Bid Procedures, Buyer has deposited (or will have deposited no later than April 2, 2024) with Sellers’ Delaware counsel, Pachulski Stang Ziehl & Jones LLP with an account at M&T Bank, (the “Escrow Holder”) an aggregate amount equal to Three Million Nine Hundred Thousand Dollars ($3,900,000.00) (the “Deposit”) in immediately available, good funds (funds delivered in this manner are referred to herein as “Good Funds”), pursuant to the Trust Account Wire Instructions received from Broker on March 20, 2024 at approximately 6:15 p.m. E.T. The Deposit shall become nonrefundable upon the termination of this Agreement by reason of Buyer’s default of any obligation hereunder, including, without limitation, Buyer’s failure to consummate the Closing when required hereunder and any termination hereof pursuant to Section 4.3.1(g) below (collectively, a “Buyer Default Termination”), it being agreed that Sellers shall not have the right to so terminate this Agreement unless Buyer has failed to cure the applicable default within ten (10) days following its receipt of written notice thereof from Sellers. At the Closing, the Deposit shall be credited and applied toward payment of the Purchase Price and each Party shall deliver to the Escrow Holder such written instructions as the Escrow Holder may reasonably require in order to disburse the Deposit to Sellers. In the event the Deposit becomes nonrefundable by reason of a Buyer Default Termination, Escrow Holder shall immediately disburse the Deposit to Sellers to be retained by Sellers for their own account. If the Transaction terminates for any reason other than a Buyer Default Termination, pursuant to Section 4.3.3, the Escrow Holder shall return to Buyer the Deposit and each Party shall deliver to the Escrow Holder such written instructions as the Escrow Holder may reasonably require in order to disburse the Deposit to Buyer.

(b) On the Closing Date, Buyer shall (i) cause the Escrow Holder to deliver the Deposit to Sellers, and (ii) pay and deliver, in Good Funds, an amount equal to Sixteen Million One Hundred Thousand Dollars ($16,100,000.00) to Sellers (such amount, the “Closing Purchase Price”).

(c) On or prior to each of the third (3rd) month anniversary, sixth (6th) month anniversary, ninth (9th) month anniversary, twelfth (12th) month anniversary, fifteenth (15th) month anniversary, eighteenth (18th) month anniversary, twenty-first (21st) month anniversary, twenty-fourth (24th) month anniversary and twenty-seventh (27th) month anniversary of the Closing Date, Buyer shall pay and deliver to Sellers (or their respective successors and permitted assigns), in Good Funds, an amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000.00) (for a total additional consideration under this Section 2.1(c) of Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000.00)) (such amount, the “Deferred Purchase Price”), without interest. If any such day is not a Business Day, such payment shall be due on the next Business Day thereafter. All or any portion of the Deferred Purchase Price may be paid in advance without premium or penalty. Buyer shall have the right to cure any default in the payment of any installment of the Deferred Purchase Price within five (5) Business Days after written notice from Sellers or their successors, as applicable, of such default.

(d) Effective as of the Closing Date, Buyer grants to Sellers, and their respective successors and permitted assigns (collectively, “Secured Parties”), a first lien on and security interest in and to all of Buyer’s right, title and interest in, to and under the Sale Property, and all proceeds thereof (collectively, the “Pledged Collateral”), to secure the payment of the Deferred Purchase Price. Buyer hereby irrevocably authorizes Secured Parties at any time and from time to time to file in any relevant jurisdiction any financing statements (including fixture filings) and amendments thereto that contain the information required by Article 9 of the Uniform Commercial Code of each applicable jurisdiction for the filing of any financing statement or amendment relating to the Pledged Collateral, without the signature of Buyer where permitted by Law. Until the payment in full of the Deferred Purchase Price, Buyer will not, without the written consent of the Secured Parties, permit any Interest to exist on the Pledged Collateral that is senior to, or pari passu with, Sellers’ Interest in the Pledged Collateral. If requested by Sellers, on the Closing Date, Buyer shall execute and deliver to Sellers a security agreement in form and substance satisfactory to the Parties in their reasonable discretion, giving fuller effect to the grant of the security interest in the Pledged Collateral to the Secured Parties in this subsection (d) (the “Security Agreement”). The Parties shall agree to the form of Security Agreement by no later than the hearing before the Bankruptcy Court to consider the Sale Order.

2.2. Assumed Liabilities. Effective as of the Closing Date, Buyer shall assume (and pay, perform and satisfy when due) only the following Liabilities of Sellers: (i) the obligations of Sellers under the Assigned General Contracts first arising or first accruing after the Closing and not due to any breach or default by Sellers; (ii) the obligation to pay as and when required by the Approval Order the Cure Costs payable by Buyer as determined pursuant to Section 1.5 subject to the Cure Cap; (iii) the obligations to customers under Customer Contracts for refunds, rebates, returns, discounts, and credits, (iv) the obligations of Sellers with respect to warranty claims relating to products sold by Sellers on or prior to the Closing Date, consistent with Sellers’ warranty policies described on Schedule 2.2 (“Warranty Obligations”); and (v) those other Liabilities listed or described on Schedule 2.2(v) attached hereto and incorporated herein by this reference (as to any pre-Petition Date Liabilities covered by this clause (v), such Liabilities shall be subject to the Cure Cap) (collectively, the “Assumed Liabilities”).

2.3. Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, the Parties expressly acknowledge and agree that Buyer shall not assume, be obligated to pay, perform or otherwise discharge or in any other manner be liable or responsible for any Liabilities of Seller or its Affiliates, whether existing on the Closing Date or arising thereafter (including any Interests or Liabilities of or against any Seller), other than the Assumed Liabilities (all such Liabilities that Buyer is not assuming are referred to collectively herein as the “Excluded Liabilities”). For the avoidance of doubt, the term “Excluded Liabilities” shall include (and these Liabilities and obligations shall not in any event be Assumed Liabilities): (i) any and all Liabilities of Sellers under an Assigned General Contract arising prior to the Closing (other than the Cure Costs, but subject to the Cure Cap); (ii) all Liabilities arising from the Excluded Assets, including any Liabilities related to the Biocorneum Assets (for the avoidance of doubt, including any Liabilities under any Assigned General Contract or any Potential Assigned General Contract with respect to the Biocorneum Assets); (iii) all Liabilities for any and all Taxes for which Sellers or any of their Affiliates or direct or indirect partners, shareholders, or members is or may be liable, regardless of the taxable period to which such Taxes relate, and any and all Taxes relating to or imposed or payable in connection with the Sale Property to the extent attributable to (or payable in respect of) any pre-Closing tax periods, in each instance regardless of whether such Taxes are assessed or determined to be due or payable on, before or after the Closing; (iv) any Indebtedness or obligation for borrowed money of Sellers; (v) any and all Liability for (1) costs and expenses incurred by Sellers or owed in connection with the administration of the Bankruptcy Case and (2) all costs and expenses of Sellers incurred in connection with the negotiation, execution, and consummation of the Transaction; (vi) any and all Liabilities arising from or related to the operation or condition of the Sale Property or the Assumed Liabilities prior to the Closing or facts, actions, omissions, circumstances, or conditions existing, occurring or accruing with respect to the Sale Property or the Assumed Liabilities prior to the Closing; (vii) any Liabilities arising out of or in connection with claims, Litigation and proceedings (whether instituted prior to or after Closing) for acts or omissions that occurred, or arise from events that occurred, prior to the Closing Date including any product Liabilities (other than, for the avoidance of doubt, Warranty Obligations); (viii) any Liabilities with respect to any Interests which will be removed pursuant to the Sale Order; (ix) any Liabilities under ERISA or with respect to any employee benefit plans of the Sellers; or (x) any Liabilities for amounts due to any employees of the Sellers, including, without limitation, accrued paid time off or vacation accruals, earned as of or prior to the Closing.

2.4. Purchase Price Allocation. Not later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Sellers for their review and consideration a schedule (the “Allocation Schedule”) allocating the Purchase Price among the various assets comprising the Sale Property in accordance with Section 1060 of the Code and Treasury Regulation 1.1060-1 (or any comparable provisions of state or local Tax Law) or any successor provision. Sellers shall have thirty (30) days following receipt of Buyer’s proposed Allocation Schedule to review and comment on such proposed Allocation Schedule. If Sellers disagree with or raise objections to the Allocation Schedule, Buyer and Sellers will negotiate in good faith to resolve such objections. Thereafter, Buyer shall provide Sellers with Buyer’s final Allocation Schedule. Buyer and Sellers shall report, act and file Tax Returns (including Internal Revenue Service Forms 8594) in all respects and for all purposes consistent with such final Allocation Schedule and this Section 2.4. Neither Buyer nor Sellers shall take any position (whether in audits, Tax Returns or otherwise) which is inconsistent with this Section 2.4 unless required to do so by a “determination” within the meaning of Section 1313 of the Code to the contrary.

2.5. Collection of Accounts Receivable. Sellers agree that, from and after the Closing Date, Buyer shall have the right and authority to collect for its own account the Accounts Receivable and to endorse with the name of the applicable Seller all checks received on account of the Accounts Receivable. Sellers agree that they will, within three (3) Business Days, transfer, assign and deliver to Buyer all cash and other property which it may receive (in the form it was received) from and after the Closing Date with respect to any Accounts Receivable, and pending any such delivery to Buyer of any such property, the applicable Seller shall hold any such property in trust for the benefit of Buyer separate and apart from the assets of the applicable Seller.

3. Closing Transactions; Conduct of Transactions Pursuant to Bid Procedures Order, Etc.

3.1. [Reserved].

3.2. Closing Conference. The Closing of the Transaction (the “Closing”) shall take place remotely by electronic delivery of the documents to be executed and delivered at the Closing or at such place or places and in such other manner as the Parties may mutually agree upon.

3.3. Closing Date. The Closing shall be held upon the earlier to occur of (i) the second (2nd) Business Day following the satisfaction of the last of the conditions set forth in Sections 4.1 and 4.2 below, and (ii) April 17, 2024 (the “Outside Date”); provided, however, the Parties and the DIP Secured Parties and Prepetition Secured Parties (each term as defined in the Bid Procedures Order) may agree to extend the Outside Date in writing (which may be by electronic mail). Until this Agreement is terminated, the Parties shall, subject to the provisions of Section 1.4.2, diligently continue to work to satisfy all conditions to Closing and the Transaction shall close as soon as such conditions are satisfied or waived.

3.4. Sellers’ Deliveries to Buyer at Closing. On the Closing Date, Sellers shall make the following deliveries to Buyer:

3.4.1. An Assignment and Assumption of Leases and Contracts substantially in the form and content attached as Exhibit “A” hereto, duly executed by Sellers pursuant to which each Seller shall assign to Buyer such Seller’s respective interest in the Real Property Leases and Assigned General Contracts (the “Assignment of Contracts”).

3.4.2. A Bill of Sale and Assignment substantially in the form and content attached as Exhibit “B” hereto, duly executed by Sellers pursuant to which each Seller transfers and assigns to Buyer such Seller’s respective right, title and interest in and to the Personal Property and the Inventory (the “Bill of Sale”).

3.4.3. A counterpart Assignment of Intangible Property substantially in the form and content attached as Exhibit “C” hereto, duly executed by Sellers pursuant to which each Seller assigns to Buyer such Seller’s respective interest, if any, in and to the Intangible Property (the “Assignment of Intangible Property”).

3.4.4. A counterpart Transition Services Agreement in form and substance mutually acceptable to Sellers and Buyer (the “Transition Services Agreement”), duly executed by Sellers pursuant to which Sientra agrees to provide: (a) access to Buyer and use of the administrative and research and development facilities located in Irvine, California and such other locations of Sellers as Buyer may designate and (b) the services of such of Sellers’ employees as shall be mutually agreed to by Buyer and Sellers, and subject to the availability of such employees, in each case of (a) and (b) for a term of four (4) months (or such shorter period as Buyer may designate) in exchange for payment from Buyer to Sellers in advance, on the first day of each month in the case of real estate costs and on the Business Day prior to the day Sellers fund payroll (which is two Business Days prior to the actual payroll date) in the case of employee costs, and in accordance with a budget to be mutually agreed by the Parties and attached to the Transition Services Agreement and subject to reconciliation as provided in the Transition Services Agreement, of the monthly rent and all related costs and expenses arising after the Closing Date, due under the lease Contracts pertaining to, and any other costs and expenses of operating, each such facility and employing such employees. The Parties shall agree to the form of Transition Services Agreement by no later than the hearing before the Bankruptcy Court to consider the Sale Order.

3.4.5. A duly completed IRS Form W-9 from each of the Sellers.

3.4.6. Possession and control of the Sale Property, free and clear of all Interests to the extent provided in the Approval Order, excluding, in all events, Buyer’s obligations under this Agreement.

3.4.7. A copy of the Approval Order, which has been entered on the docket of the Bankruptcy Case by the Bankruptcy Court and is unstayed and evidence of such action and status, authorizing and approving the execution and delivery and performance of this Agreement, all other documents contemplated herein and the Transaction contemplated hereby and thereby and the acts of the officers and employees of Sellers in carrying out the terms and provisions hereof.

3.4.8. If necessary, on Closing, upon receipt of the Closing Purchase Price and payment by Buyer of Cure Costs up to the Cure Cap, Sellers shall fund or shall cause to be funded Cure Costs to counterparties in respect of Assigned General Contracts with Cure Costs.

3.4.9 A certificate, signed by a duly authorized officer of the Sellers, certifying that the conditions set forth in Section 4.2.1 and Section 4.2.2 have been satisfied.

3.4.10 Any such other documents, statements, records, papers, notices, orders, agreements, instruments, permissions, approvals, funds or other things necessary to give effect to the terms contemplated by this Agreement to be delivered by Sellers to Buyer at the Closing, and which do not expand the rights of Buyer or increase the liabilities of Sellers hereunder.

3.5. Buyer’s Deliveries to Sellers at Closing. On the Closing Date, Buyer shall make or cause the following deliveries to Sellers or the Escrow Holder or, in the case of Section 3.5.6 below, to the respective counterparties under the applicable Assigned General Contracts:

3.5.1. Payment of the Closing Purchase Price to Sellers.

3.5.2. A counterpart of the Assignment of Contracts, duly executed by Buyer.

3.5.3. An Assumption of Liabilities with respect to the Assumed Liabilities, in the form and content attached as Exhibit “D” hereto, duly executed by Buyer (the “Assumption of Liabilities”).

3.5.4. A counterpart of the Transition Services Agreement, duly executed by Buyer.

3.5.5. If requested by Sellers, a counterpart to the Security Agreement.

3.5.6. Buyer shall fund prior to or concurrently with the Closing the Cure Costs to be paid as contemplated hereby but only up to a maximum amount equal to the Cure Cap in respect of all Cure Costs to cure any and all other defaults and breaches under the Executory Contracts so that such Assigned General Contracts may be assumed by the applicable Seller and assigned to Buyer in accordance with the provisions of section 365 of the Bankruptcy Code and this Agreement.

3.5.7. A certificate, signed by a duly authorized officer of the Buyer, certifying that the conditions set forth in Section 4.1.1 and Section 4.1.5 have been satisfied

3.5.8 Any such other documents, statements, records, papers, notices, orders, agreements, instruments, permissions, approvals, funds or other things necessary to give effect to the terms contemplated by this Agreement to be delivered by Buyer to Sellers at the Closing, and which do not expand the rights of Sellers or increase the liabilities of Buyer hereunder.

3.6. Apportioned Items. Rent, current real property Taxes, prepaid advertising, utilities and other similar appropriate items (including, without limitation, any prepaid insurance, maintenance, real property Tax or common area or like payments under the Real Property Leases or Other Leases and Assigned General Contracts, or any of them) relating to or attributable to the Business and/or the Sale Property shall be apportioned between Sellers and Buyer as of the Closing Date, in each case based upon Sellers bearing the amounts attributable to the period prior to the Closing and the Buyer bearing the portion attributable to the period from and after the Closing. All Liabilities due in respect of periods prior to or as of the Closing Date shall be paid in full or otherwise satisfied by Sellers and all Liabilities due in respect of periods after the Closing Date shall be paid in full or otherwise satisfied by Buyer; provided, however, the provisions of this

Section 3.6 are subject to Buyer’s obligations pursuant to Section 2.2, above. Rent shall be prorated on the basis of a thirty (30) day month.

3.7. Sales, Use and Other Taxes. Any sales, purchase, transfer, stamp, documentary stamp, use or similar Taxes under the Laws of the states in which any portion of the Sale Property is located, or any subdivision of any such state, or under any federal Law or the Laws or regulations of any federal agency or authority, which may be payable by reason of the sale or transfer of the Sale Property under this Agreement or the Sale Transactions shall be borne and paid by Buyer, but only to the extent not exempt under the Bankruptcy Code and as set forth in the Approval Order. Buyer shall not withhold from the Purchase Price or from other amounts due and payable to Sellers under this Agreement any amounts in respect of any Taxes payable in connection with the Transaction.

3.8. Possession. Right to possession of the Sale Property shall transfer to Buyer on the Closing Date. Sellers shall transfer and deliver to Buyer on the Closing Date such keys, passwords, codes, plans, access rights, locks and safe combinations and other similar items as Buyer may reasonably require to obtain occupation and control of the Sale Property, and shall also make available to Buyer at their then existing locations the originals of all documents in Sellers’ actual possession that are required to be transferred to Buyer by this Agreement.

3.9. Bankruptcy Actions.

3.9.1. Reference is made to the Bid Procedures Order. The Transaction shall be subject to and shall be conducted by Sellers in accordance with the terms, conditions, process and requirements set forth and established in the Bid Procedures Order.

3.9.2. The Sellers shall obtain entry of the Approval Order, which shall be unstayed as of the Closing Date. The Approval Order shall be substantially in the form and content attached as Exhibit “F” hereto. Buyer shall cooperate in all reasonable respects in Sellers’ efforts to obtain the Approval Order and shall be solely responsible for demonstrating, to the Bankruptcy Court’s satisfaction, adequate assurance of future performance under Section 365 of the Bankruptcy Code with respect to each Real Property Lease and Executory Contract that is to become an Assigned General Contract.

3.9.3. The Parties acknowledge that this Agreement and the sale of the Sale Property are subject to higher and better bids and Bankruptcy Court approval pursuant to the Bid Procedures, as approved by the Bid Procedures Order. The Parties further acknowledge that Sellers must take reasonable steps to demonstrate that they have sought to obtain the highest or otherwise best price for the assets, including giving notice thereof to the creditors of Sellers and other interested parties, providing information about the Sellers to prospective bidders, entertaining higher and better offers from such prospective bidders, and, in the event that additional qualified prospective bidders desire to bid for the Sale Property, conducting an auction process as provided in the Bid Procedures Order.

3.9.4. If an Auction is conducted, and Buyer is not the prevailing party at the conclusion of such Auction (such prevailing party, the “Successful Bidder”), Buyer shall be required to serve as a Back-Up Bidder and keep Buyer’s bid to consummate the Transaction on the terms and conditions set forth in this Agreement (as the same may be revised in the Auction) open and irrevocable until this Agreement is otherwise terminated, all as more particularly set forth in the Bid Procedures Order. If the Successful Bidder fails to consummate the applicable transaction contemplated by the Successful Bidder’s bid as a result of a breach or failure to perform on the part of such Successful Bidder, the Sellers, after consultation with the Consultation Parties and with the consent of the Consenting Parties (such consent not to be unreasonably withheld, delayed or conditioned), shall be authorized, but not required, to deem the applicable Back-Up Bid, as disclosed at the Sale Hearing, as the Successful Bid, and the Sellers, after consultation with the Consultation Parties shall be authorized, but not required, to consummate the sale with the Back-Up Bidder submitting the next highest Bid for any Sale Property without further order of the Bankruptcy Court. If the Successful Bidder closes its Bankruptcy Court approved transaction, then, within two (2) Business Days of such Successful Bidder closing date, the Sellers shall cause the Escrow Holder to transfer the Deposit back to the Buyer free and clear of any Interests.

3.9.5. Notwithstanding any other provision of this Agreement to the contrary, Buyer acknowledges that Sellers and their Affiliates and advisors are and may continue to take actions in accordance with the Bid Procedures Order. Notwithstanding any other provision of this Agreement to the contrary, Buyer acknowledges and agrees that Sellers and their Affiliates may enter into a definitive agreement providing for any transaction to the extent provided in or contemplated by the Bid Procedures Order.

3.9.6. The Sellers shall promptly serve true and correct copies of all papers and notices regarding the Transaction in accordance with the Bid Procedures Order, the Bankruptcy Code, the applicable bankruptcy rules, and any other applicable Order of the Bankruptcy Court.

3.9.7. In addition to Buyer’s cooperation obligations pursuant to the other provisions of this Agreement, the Buyer shall promptly take all actions as are reasonably requested by the Sellers to assist in obtaining the Bankruptcy Court’s entry of the Approval Order and any other Order reasonably necessary in connection with the Transaction as promptly as practicable, including furnishing affidavits, financial information or other documents or information for filing with the Bankruptcy Court and making such employees and advisors of Buyer and its Affiliates available to testify before the Bankruptcy Court for the purposes of, among other things, providing necessary assurances of performance by Buyer under this Agreement and demonstrating that Buyer is a “good faith” purchaser under section 363(m) of the Bankruptcy Code, as well as demonstrating Buyer’s ability to pay and perform or otherwise satisfy any Assumed Liabilities following the Closing.

3.9.8. Sellers’ obligations under this Agreement and in connection with the Transaction are subject to entry of and, to the extent entered, the terms of any Orders of the Bankruptcy Court (including entry of the Approval Order). Nothing in this Agreement shall require Sellers or their respective Affiliates to give testimony to or submit a motion to the Bankruptcy Court that is untruthful or to violate any duty of candor or other fiduciary duty to the Bankruptcy Court or its stakeholders.

4. Conditions Precedent to Closing; Termination.

4.1. Conditions to Sellers’ Obligations. Sellers’ obligation to make the deliveries required of Sellers at the Closing Date and otherwise consummate the Transaction shall be subject to the satisfaction or waiver by Sellers of each of the following conditions:

4.1.1. All of the representations and warranties of Buyer contained herein shall continue to be true and correct at the Closing in all material respects.

4.1.2. Buyer shall have provided the deliveries set forth in Section 3.5.

4.1.3. Buyer shall have delivered to Sellers evidence (in form and content reasonably satisfactory to Sellers) of all necessary entity action by Buyer in connection with the Transaction.

4.1.4. No Governmental Body shall have entered an Order that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the consummation of the Transaction.

4.1.5. Buyer shall have performed or tendered performance in all material respects of all covenants on Buyer’s part to be performed which, by their terms, are required to be performed at or before the Closing.

4.1.6. The Bankruptcy Court shall have entered the Approval Order and the Approval Order shall not have been stayed as of the Closing Date.

4.2. Conditions to Buyer’s Obligations. Buyer’s obligation to make the deliveries required of Buyer at the Closing and otherwise consummate the Transaction shall be subject to the satisfaction or waiver by Buyer of each of the following conditions:

4.2.1. Sellers shall have performed or tendered performance in all material respects of all covenants on Sellers’ part to be performed which, by their terms, are required to be performed at or before the Closing.

4.2.2. All of the representations and warranties of Sellers contained herein (disregarding for these purposes any exception in such representations and warranties relating to materiality or a Material Adverse Effect) shall continue to be true and correct at the Closing as if made as of the Closing (in each case, except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date), except, in each case, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect following the Closing, other than Section 5.1 and Section 5.2, which (disregarding for these purposes any exception in such representations and warranties relating to materiality or a Material Adverse Effect) shall be true and correct in all material respects at the Closing as if made as of the Closing (in each case, except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date).

4.2.3. Sellers shall have provided the deliveries set forth in Section 3.4.

4.2.4. Sellers shall have delivered to Buyer evidence (in form and content reasonably satisfactory to Buyer) of all necessary entity action by Sellers in connection with the Transaction, including copies of transfer letters submitted to Governmental Bodies;

4.2.5. No Governmental Body shall have entered an Order that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the consummation of the Transaction.

4.2.6. The Bankruptcy Court shall have entered the Approval Order and the Approval Order shall not have been stayed as of the Closing Date.

Any waiver of a condition shall be effective only if such waiver is stated in writing and signed by the waiving Party; provided, however, that the consent of a Party to the Closing shall constitute a waiver by such Party of any conditions to Closing not satisfied as of the Closing Date.

4.3. Termination.

4.3.1. Right to Terminate. In addition to any termination pursuant to Section 2.1.2(a) above (i.e., a Buyer Default Termination), this Agreement may be terminated and the Transaction may be abandoned in the following circumstances:

(a) by mutual written consent, duly authorized by Buyer and Sellers;

(b) by either Buyer or Sellers if (i) the Approval Order has not been entered in the Bankruptcy Case by April 10, 2024, or (ii) the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this provision shall not be available to any Party whose failure to fulfill any material obligation under this Agreement has been a cause of, or resulted in, the failure of the Closing to have occurred on or before such date;

(c) by either Buyer or Sellers, if a court or Governmental Body shall have issued an Order that that restrains, enjoins or otherwise prohibits the consummation of the Transaction;

(d) by Buyer if Sellers’ Bankruptcy Case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code pursuant to the provisions of the Bankruptcy Code;

(e) by Buyer if the Bankruptcy Court orders the appointment of a trustee or examiner with expanded powers pursuant to the provisions of the Bankruptcy Code in the Bankruptcy Case;

(f) by the Buyer, if (x) any of the representations and warranties of Sellers contained in this Agreement shall fail to be true and correct, or (y) there shall be a breach by Sellers of their covenants or agreements in this Agreement that in either case (i) would result in the failure of a condition set forth in Section 4.2 and (ii) which is not curable or, if curable, is not cured within ten (10) calendar days after written notice thereof is delivered by the Buyer to the

Seller; provided, that the Buyer may not terminate this Agreement pursuant to this Section 4.3.1(f) if Buyer is in material breach of this Agreement;

(g) by the Sellers, if (x) any of the representations and warranties of the Buyer contained in this Agreement shall fail to be true and correct, or (y) there shall be a breach by the Buyer of its covenants or agreements in this Agreement that in either case (i) would result in the failure of a condition set forth in Section 4.1 and (ii) which is not curable or, if curable, is not cured within ten (10) calendar days after written notice thereof is delivered by the Sellers to the Buyer; provided, that the Sellers may not terminate this Agreement pursuant to this Section 4.3.1(g) if any Seller is in material breach of this Agreement; or

(h) by Sellers when permitted under the Bid Procedures Order.

4.3.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 2.1.2(a) or Section 4.3.1, this Agreement (other than this Section 4.3.2, Section 4.3.3, and Article 10, which shall survive such termination) will forthwith become void, and there will be no Liability on the part of Buyer or Sellers or any of their respective officers, directors, agents or other representatives to the others and all rights and obligations of any Party hereto will cease, provided, however, that (i) nothing herein will relieve any party from Liability for any breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement which occurred prior to termination of this Agreement in accordance with its terms, and (ii) the provisions of Sections 2.1.2(a) shall apply to any Buyer Default Termination (as defined in Section 2.1.2(a) above).

4.3.3. Refund of Deposit. In the event this Agreement is terminated other than as a result of a Buyer Default Termination, then, as described in Section 2.1.2(a), the Deposit shall be promptly returned to Buyer free and clear of any Interests.

5. Sellers’ Representations and Warranties. Sellers hereby, jointly and severally, make the following representations and warranties to Buyer as of the date hereof:

5.1. Organization, Standing and Power. Sellers are duly organized, validly existing and in good standing under the Laws of the states of their respective organization set forth in the preamble to this Agreement. Sellers have all requisite entity power and authority to own, lease and, subject to the provisions of the Bankruptcy Code applicable to debtors in possession, operate its properties, to carry on Sellers’ business, including the Business, as now being conducted. Subject to entry of the Approval Order, Sellers have the power and authority to execute, deliver and perform this Agreement and all writings relating hereto. Prior to the commencement of the Bankruptcy Case, each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect.

5.2. Validity and Execution. This Agreement has been duly executed and delivered by Sellers, and each other document referenced herein when executed and delivered by Sellers at the Closing, and, upon entry of the Approval Order, will constitute the valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at Law or in equity).

5.3. No Conflict; Consents. Subject to the entry of the Approval Order, the consummation of the Transaction, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Sellers do not and will not: (i) conflict with or result in a breach of the articles of incorporation, by-laws or operating agreement, as applicable, of Sellers; (ii) violate any statute, law, rule or regulation, or any order, writ, injunction or decree of any court or Governmental Body, or (iii) violate or conflict with or constitute a default under any Contract of any nature to which any Seller is a Party or by which Buyer or its assets or properties may be bound, except in the case of clause (iii) hereof, as would not reasonably be expected to have a Material Adverse Effect. No Consent of any Governmental Body is required to be obtained by or with respect to Sellers in connection with the execution and delivery of this Agreement by Sellers, or the consummation by Sellers of the Transaction, except for (x) compliance with any applicable requirements of applicable securities Laws, (y) the entry of the Sale Order by the Bankruptcy Court, and (z) such other Consents where the failure to obtain such Consents would not reasonably be expected to have a Material Adverse Effect.

5.4. Litigation. Except for the Bankruptcy Case and except as set forth on Schedule 5.4 hereto: (i) there is no Litigation pending, or to Sellers’ Knowledge threatened, against or with respect to the Sale Property, before any court or Governmental Body, including the FDA, except in each case as would not reasonably be expected to have a Material Adverse Effect; (ii) there is no Order to which any of the Sale Property is subject; and (iii) Sellers are not subject to any outstanding Litigation or Order, which, individually or in the aggregate, would prevent, or materially delay Sellers from consummating the Transaction.

5.5. Compliance with Law. During the past three (3) years, Sellers have complied in all material respects with, and have not been in material violation of, and have not received any written, or to Sellers’ Knowledge, oral notices of material violation with respect to, any Laws (including, without limitation, Health Care Laws) applicable to any Seller related to the Sale Property or the Business. Except as set forth in Schedule 5.5, during the past three (3) years, no Seller has received any written notice, citation or communication from the FDA or any other Governmental Body alleging any actual or potential material noncompliance with the Sale Property or the Business.

5.6. [Reserved].

5.7. Accounts Receivable. Schedule 5.7 contains an aged list of the Accounts Receivable as of a recent date in March or April 2024 (which Sellers will update and deliver to Buyer three (3) Business Days prior to the Sale Hearing and three (3) Business Days prior to the Closing Date). To Seller’s Knowledge, all such Accounts Receivable arose from, and all Accounts Receivables of Sellers existing as of the Closing Date will have arisen from, bona fide arm’s length transactions arising from the delivery of products or services in its ordinary course of Sellers’ business.

5.8. Title to Sale Property. Sellers have and, as of the Closing shall have, good and valid title to, beneficial ownership of, or, in the case of leased assets, good and valid leasehold interests in, all of the Sale Property, free and clear of all Interests, subject to entry of the Approval Order. At the Closing, Sellers will convey, subject to the Approval Order having been entered and still being in effect and not subject to any stay pending appeal at the time of Closing, good and valid title to, beneficial ownership of, or good and valid leasehold interests in, all of the Sale Property, to the fullest extent permissible under section 363(b) of the Bankruptcy Code and applicable non-bankruptcy law, free and clear of all Interests, to the fullest extent permissible under section 363(f) of the Bankruptcy Code and subject to the rights of licensees under section 365(n) of the Bankruptcy Code.

5.9. Contracts. To Sellers’ Knowledge, Sellers have delivered or made available to Buyer true, accurate and complete copies of all Assigned General Contracts and all other Contracts material to the Business, including any amendments. Sellers have identified to Buyer the Cure Costs in a notice filed with the Bankruptcy Court (listing separately both pre-Petition Date and post-Petition Date amounts) with respect to such Contracts to the extent such Contracts are Executory Contracts. Sellers have provided timely and proper written notice of the Sale Motion to all necessary entities, which includes notice of the Sale Objection Deadline, the Cure/Assignment Objection Deadline, and the procedures for the assumption and assignment of Assigned General Contracts, to all parties to such Contracts and all other parties in interest. Subject to the approval of the Bankruptcy Court, Sellers will have the right to assume and assign each of the Assigned General Contracts to Buyer by virtue of (i) the express provisions of the Assigned General Contracts, (ii) Consents or notices contemplated to be obtained by Sellers and given to Buyer prior to the Closing, (iii) the authority granted under Sections 363(b) and 365 of the Bankruptcy Code, and/or (iv) applicable Law. Each of the Assigned General Contracts will continue to be legal, valid, binding and enforceable and fully effective with respect to Buyer immediately following the Closing in accordance with its terms as in effect prior to the execution of this Agreement. Except as set forth on Schedule 5.9, no Seller is a party to any Contract with any Governmental Body.

5.10. Illegal Payments. None of Sellers or their respective Affiliates have made any payment in violation of Law, or provided any illegal or improper benefit or inducement, including for or to any official of any Governmental Body, supplier, customer, or other Person, in an attempt to influence any such Person to take or to refrain from taking any action relating to the operations of the Business, or to engage in any action by or on behalf of a Seller or any of its Affiliates in any way, or paid any bribe, payoff, influence payment, kickback, or other unlawful payment.

5.11. Real Property. No Seller owns any real property. Schedule 5.11 sets forth the street addresses of all real property used or held for use in the Business which any of Sellers or their Affiliates leases, operates, occupies or subleases in connection with the Business or upon which any material tangible Sale Property is located (collectively, the “Leased Real Property”). Sellers have provided to Buyer true and complete copies of the leases, ground leases, subleases and licenses and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date hereof relating to the Leased Real Property. Sellers have provided to Buyer true and complete copies of all default notices and any other correspondence of a material nature to or from any party to any lease, ground lease, sublease or license relating to the Leased Real Property.

5.12. Intellectual Property; Data Privacy.

5.12.1. Schedule 1.1.3 is a complete list of all material Intellectual Property owned or purported to be owned by Sellers that is: (i) subject to any issuance, registration, application or other filing by, to or with any Governmental Body or authorized private registrar in any jurisdiction (the “Intellectual Property Registrations”); or (ii) material to the operation of the Business, but is not subject to any issuance, registration, application or other filing by, to or with any Governmental Body or authorized private registrar in any jurisdiction (together with the Intellectual Property Registrations, the “Seller Intellectual Property”). All Intellectual Property subject to the Intellectual Property Registrations (other than Intellectual Property Registrations consisting of applications) is subsisting, valid, and, to Sellers’ Knowledge, enforceable. All required filings and fees related to Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Body and authorized registrars.

5.12.2. All Intellectual Property Licenses are valid, binding and enforceable between the Seller party thereto and the other parties thereto. None of the Seller Intellectual Property (or to Sellers’ Knowledge, Intellectual Property Licenses) are subject to any Order adversely affecting or restricting, as applicable: (x) the validity or enforceability thereof, or the Sellers’ ownership or use thereof, or (y) the assignment thereof by the Sellers, as applicable, as contemplated under this Agreement.

5.12.3. Sellers exclusively own all right, title and interest in and to, free and clear of Interests, or have the right to use pursuant to a valid and enforceable written Intellectual Property License, all Intellectual Property that is used in or necessary for the conduct of the Business, including the Seller Intellectual Property and the Intellectual Property licensed to the Sellers pursuant to the Intellectual Property Licenses. To Sellers’ Knowledge, the Seller Intellectual Property, together with the Intellectual Property licensed to the Sellers pursuant to the Intellectual Property Licenses, constitutes all of the Intellectual Property used in or necessary for the conduct of the Business.

5.12.4. To Seller’s Knowledge and with such exceptions that, individually or in the aggregate, have not had and would not have a Material Adverse Effect, neither the Seller Intellectual Property nor the conduct of the Business has, does or will, infringe(d), violate(d) or misappropriate(d) the Intellectual Property of any Person. Except as set forth in Schedule 5.12.4(i), Sellers have not received any written communication and no Litigation has been instituted, settled or, to Sellers’ Knowledge, threatened, that alleges any such infringement, violation or misappropriation. To Sellers’ Knowledge, no Person has or is infringing, violating or misappropriating any Seller Intellectual Property and, to Sellers’ Knowledge, there is no existing fact or circumstance that would be reasonably expected to give rise to any such claim or action for infringement, violation or misappropriation. Except as set forth in Schedule 5.12.4(ii), Sellers have not sent cease and desist letters within the past twenty-four (24) months prior to the date of this Agreement.

5.12.5. Sellers have entered into binding, valid and enforceable, Contracts with each current and former employee, independent contractor, and other Person who is or was involved in or has contributed to the invention, creation, or development of any Seller Intellectual Property in any material respect during the course of employment or engagement with the Sellers whereby such Person: (i) acknowledges the applicable Seller’s exclusive ownership of all Seller Intellectual Property invented, created, or developed by such Person within the scope of such Person’s engagement or other relationship with the applicable Seller; (ii) grants to the applicable Seller an assignment of any and all ownership interests such Person may have in or to such Intellectual Property; and (iii) waives any right or interest regarding any such Intellectual Property, to the extent permitted by applicable Law.

5.12.6. Sellers have taken commercially reasonable steps, including employee training policies and procedures, to protect the respective rights in the Seller Intellectual Property, including all confidential information and trade secrets used in connection with the conduct of the Business.

5.12.7. All Software and IT Assets material to the Business: (i) to Sellers’ Knowledge, operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Sellers in connection with the Business as currently conducted; and (ii) to the Sellers’ Knowledge, have not materially malfunctioned or failed within the past two (2) years. To Sellers’ Knowledge, the Sellers are and have been in compliance in all material respects with its privacy policies and all applicable Privacy Laws relating to the processing of any Personal Information collected or used by or on behalf of any Seller. During the past two (2) years, (a) Sellers have not received any written notice or complaint, or other written charge or accusation, of violation of any applicable Privacy Laws, and (b) there has been no Litigation by, and, to Sellers’ Knowledge, no pending investigation by any Governmental Body of, any Seller relating to applicable Privacy Laws.

5.13. Regulatory Matters.

5.13.1. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Sellers hold all Permits and Licenses required under all applicable Law, including the Health Care Laws for the conduct of the Business as currently conducted, including all authorizations necessary to research, develop, test, manufacture, market, and distribute the Sale Property (collectively, the “Regulatory Permits”). Each Seller has conducted the Business in material compliance with all terms and conditions of the Regulatory Permits, and no Litigation related to suspension, revocation or cancellation of any Regulatory Permits has been initiated, is pending or, to Sellers’ Knowledge, is threatened or under investigation, and all Regulatory Permits are valid and in full force and effect.

5.13.2. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Seller is and has been during all times in the past three (3) years, operating the Business, in compliance with all applicable Laws, including the Health Care Laws, including all applicable Regulatory Permits, FDA regulations and standards, including but not limited to those relating to: (i) quality systems regulation (“QSR”), (ii) labeling, promotion, and advertising, and (iii) additional recordkeeping and reporting requirements, as well as all analogous Laws and regulations of other Governmental Bodies.

5.13.3. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each product developed, manufactured, packaged, labeled, sold, marketed, advertised, distributed or delivered by or on behalf of a Seller (each, a “Product”), in the past three (3) years, has been in conformity and compliance with, and designed, manufactured, marketed, and commercialized in all material respects in accordance with, (i) all applicable Laws and governmental requirements including, without limitation, Health Care Laws and the requirements of Regulatory Permits, including cGMP, the QSR and analogous Laws and regulations of other Governmental Bodies or non-governmental organization in countries outside the United States where the Products are marketed or sold, (ii) there has been no material safety concern or alleged lack of regulatory compliance of any products developed, manufactured, marketed, or commercialized by Sellers, (iii) there have been no recalls, investigator notices or other notices of action relating to a material safety concern or alleged lack of regulatory compliance, (iv) there are no facts or circumstances that would be reasonably likely to result in Litigation by a Governmental Body or otherwise require the recall, termination, or suspension of development, testing, manufacture, commercialization, or marketing of any product; and (v) all specifications, certifications, standards (including ISO certifications and standards), designations, material safety data sheets or markings applicable to all Products or its use are authorized, approved, or cleared by the FDA or other Governmental Body in the country or jurisdiction where the Product is marketed or distributed.

5.13.4. No Seller has made any design changes, modifications or enhancements to the Products, which individually or in the aggregate, required or require the marketing authorization, clearance or approval of the FDA or other Governmental Body and for which such marketing authorizations, clearances or approvals, have not been obtained.

5.13.5. Neither any Seller, nor to Sellers’ Knowledge, any direct or indirect owners, officers, directors, managers, employees, agents or contractors of any Seller, is the subject, officially or otherwise, of any pending or, to Sellers’ Knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither any Seller nor its respective direct or indirect owners, officers, directors, managers, employees, or to Sellers’ Knowledge, any current or former officer, employee, consultant, contractor or agent of any Seller, has made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Body performing similar functions or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Body or has otherwise committed any act, made any statement, or failed to make any statement that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto.

5.13.6. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all studies, tests, pre-clinical and clinical studies, and other research conducted or sponsored with respect to the Sale Property by or, to Sellers’ Knowledge, on behalf of any Seller, with respect to the Sale Property have been and, if still pending, are being conducted in compliance with all applicable Health Care Laws and Regulatory Permits, including: (i) having been conducted in compliance with 21 C.F.R. Parts 50, 56, 58, 312, and 812 and any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations; and (ii) having been registered on

clinicaltrials.gov under 42 U.S.C. 282 and 42 C.F.R. Part 11, as applicable, and clinical trial results information required to be submitted for such trials has been properly and duly submitted for posting on www.clinicaltrials.gov in conformance with the requirements of applicable Health Care Laws.

5.13.7. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, during the past three (3) years, (i) all reports, documents, claims, adverse event or medical device reports, notices, registrations and applications required to be filed, maintained, or furnished to the FDA by any Seller in connection with the Sale Property have been so timely filed, maintained or furnished, and (ii) to Sellers’ Knowledge, all such reports, documents claims, adverse event or medical device reports, notices, registrations and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

5.13.8. Neither any Seller nor, to Sellers’ Knowledge, any officer, director, manager, employee, contractor or agent of any Seller has been excluded, suspended or debarred, or subject to, or convicted of any crime, or engaged in any conduct that would reasonably be expected to result in, a debarment under 21 U.S.C. § 335a(a) or authorized by 21 U.S.C. § 335a(b) or any similar Law, exclusion, or suspension from participation in Medicare, Medicaid, TRICARE or any similar government health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Laws or program, or otherwise under Section 306 of the Food, Drug and Cosmetic Act or any similar Law, and no action is pending or, to Sellers’ Knowledge, is threatened, relating to such debarment or conviction of any Seller, or any such other Person.

5.13.9. During the past three (3) years, no Seller has received either (i) FDA Form 483 or similar notification from any Governmental Body under any of the Health Care Laws with respect to the Sale Property or (ii) any warning letter, untitled letter, or other written communication or document from any Governmental Body that asserts lack of compliance with any Health Care Laws (which has not since been fully remedied). No Seller has received any written or, to Sellers’ Knowledge, verbal complaints or notices during the previous three (3) years alleging any material product quality issues related to the Sale Property and associated with safety alerts or any recall or a request for recall of the Sale Property, whether voluntary or the result of action by a Governmental Body.

5.13.10. Except as set forth on Schedule 5.13.10, Seller is not a party to and has no ongoing reporting obligations pursuant to or under any corporate integrity Contracts, deferred or non-prosecution Contracts, monitoring Contracts, consent decrees or similar Contracts with or imposed by any Governmental Body.

5.13.11. Except as set forth on Schedule 5.13.11, there are no (and at no time during the past three (3) years have there been any) (i) recalls or withdrawals, or requests therefor, of any Product, whether voluntary or as a result of any action by any Governmental Body or trade or consumer group, and there are not any pending requests for any recall, suspension or withdrawal of any Product, (ii) investigations, requests for information, or customer or consumer complaints (which for the avoidance of doubt shall include any complaints from a distributor or end user) that would reasonably be expected to result in a recall or withdrawal or a request for a recall or withdrawal with respect to any Product, (iii) field notifications, field corrections, investigator notices, safety alerts or other similar notice or action regarding a Product, (iv) press releases or public statements advising Seller’s customers or consumers or end users of Products to treat such Products other than in the ordinary course, or (v) Liabilities that have arisen with respect to, or notices related to, any recall or withdrawal, in the case of each of the foregoing clauses (i) through (v), for any reason, including any manufacturing or labeling defect, lack of efficacy, regulatory compliance, or any other product safety issue. Seller maintains a lot traceability system of controls and record keeping sufficient to ensure end-to-end traceability of all Products.

5.13.12. To Sellers’ Knowledge, all Products included in Inventory are of good and merchantable quality.

6. Buyer’s Warranties and Representations. In addition to the representations and warranties contained elsewhere in this Agreement, Buyer hereby makes the following representations and warranties to Sellers:

6.1. Organization, Standing and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite entity power and authority to own, lease and operate its properties, to carry on its business as now being conducted and to execute, deliver and perform this Agreement and all writings relating hereto.

6.2. Validity and Execution. This Agreement has been duly executed and delivered by Buyer and will constitute the valid and binding obligation of Buyer enforceable against it in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at Law or in equity).

6.3. No Conflict. The execution, delivery and performance of this Agreement and all writings relating hereto by Buyer have been duly and validly authorized. The execution and delivery of this Agreement, the consummation of the Transaction, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Buyer do not and will not: (i) conflict with or result in a breach of the certificate of formation or limited liability company agreement of Buyer; (ii) violate any statute, law, rule or regulation, or any order, writ, injunction or decree of any court or Governmental Body; (iii) require Buyer to make any filings with any third party or Governmental Body or to obtain any Consent or Governmental Authorization, or (iv) violate or conflict with or constitute a default under any Contract to which Buyer is a Party or by which Buyer or its assets or properties may be bound.

6.4. Availability of Funds. Buyer has, and through the Closing Date will have, cash available and committed to the transaction contemplated that is sufficient to enable Buyer to consummate the Transaction and to pay and satisfy in full the Purchase Price and all other monetary obligations of Buyer hereunder.

6.5. Certain Arrangements. As of the date hereof, there are no Contracts, understandings or arrangements between Buyer, on the one hand, and any member of the management of any Seller or its respective board of directors (or member of management or applicable governing body of any Affiliate of any Seller), any holder of equity or debt securities of any Seller, or any lender or creditor of any Seller or any Affiliate of any Seller, on the other hand, (a) relating in any way to the acquisition of the Sale Property or the Transaction or (b) that would be reasonably likely to prevent, restrict, impede or affect adversely the ability of any Seller or any of its Affiliates to entertain, negotiate or participate in any such transactions.

6.6. Solvency. Buyer is, and immediately after giving effect to the Transaction shall be, solvent and (a) able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debt (including a reasonable estimate of the amount of all contingent Liabilities) and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of Buyer or Sellers. In connection with the Transaction, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

7. Nature of Transaction. Buyer hereby acknowledges and agrees that, except only as provided in Section 5 above, Sellers do not make, and Buyer has not relied, is not relying and will not rely on any representations or warranties of Sellers whatsoever, express or implied, with respect to any matter relating to the Sale Property (including, without limitation, the physical condition of the Personal Property or Inventory, the environmental condition or other matter relating to the physical condition of any real property or improvements which are the subject of any Real Property Lease, the zoning of the real property or improvements which are the subject of any Real Property Lease, the value of the Sale Property (or any portion thereof), the transferability of the Sale Property or any portion thereof, the merchantability or fitness of the Personal Property, the Inventory or any other portion of the Sale Property for any particular purpose, whether the assignment of any Lease or Executory Contract without the Consent of the counterparties thereto or any Lease or Executory Contract would constitute a breach or default under such Lease or Executory Contract). Without in any way limiting the foregoing, Sellers hereby disclaim any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Sale Property. Accordingly, except only as provided in Section 5 above, Buyer will accept the Sale Property at the Closing “AS IS,” “WHERE IS,” and “WITH ALL FAULTS.” Finally, Buyer hereby also acknowledges that, as stated in Sections 5.1 and 5.2 above, the enforceability of this Agreement against Sellers is subject in all respects to entry of the Approval Order.

8. Covenants.

8.1. Operation Pending Closing. Except (i) as otherwise expressly contemplated by this Agreement, (ii) with the prior written consent of Buyer, (iii) as prohibited or restricted by the Bankruptcy Code or other applicable Laws or by the terms and provisions of any debtor in possession financing agreement entered into in the Bankruptcy Case (the “DIP Agreement”), or (iv) as described on Schedule 8.1 attached hereto and incorporated herein by this reference, from the date hereof until the earlier of the termination of this Agreement or the Closing Date, the Sellers shall use commercially reasonable efforts to: (a) conduct the Sale Property and Assumed Liabilities in the usual and ordinary course taking into account the Bankruptcy Case, applicable bankruptcy Law, and the Orders of the Bankruptcy Court in respect of the Bankruptcy Case, and shall timely satisfy, through the Closing, all post-Petition Date obligations arising under any Potential Assigned

General Contract that is permitted or required to satisfy under the Bankruptcy Code or any Order of the Bankruptcy Court, and shall not (except as expressly authorized by Buyer, in writing) seek to reject any such Contract, and (b) use commercially reasonable efforts to preserve intact the Sale Property and the Assumed Liabilities, to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations. Further, without Buyer’s written consent, which shall not be unreasonably withheld or delayed, Sellers shall not: (i) terminate (other than by expiration), or amend or modify (other than by automatic extension or renewal) in any material respect any Assigned General Contract or Potential Assigned General Contract relating to the Sale Property; (ii) settle or compromise any pending or threated material Litigation that could give rise to Liabilities of the Business that are not Excluded Liabilities; (iii) sell, assign, license, transfer, convey, lease, surrender, relinquish or otherwise dispose of any material portion of the Sale Property, other than pursuant to existing Contracts; (iv) subject any portion of the Sale Property that is material to the Business to any Interests; (v) accelerate the collection of, discount or compromise, or factor, sell or otherwise transfer any of the Accounts Receivable that arose from the sale of Products in the 30 days prior to the date of this Agreement or that arise from the sale of Products on or after the date of this Agreement; or (vi) agree or commit to do any of the foregoing. Nothing contained in this Agreement is intended to give Buyer or its Affiliates, directly or indirectly, the right to control or direct the business of Sellers prior to the Closing.

8.2. Access to Information.

8.2.1. From the date hereof until the Closing (or the earlier termination of this Agreement), Sellers shall provide Buyer and its authorized representatives with reasonable access and upon reasonable advance notice and during regular business hours to the books and records of Sellers and its Affiliates related to the Sale Property, in order for Buyer and its authorized representatives to access such information regarding the Sale Property as Buyer reasonably deems necessary in connection with effectuating the Transaction; provided that (i) such access does not unreasonably interfere with the normal operations of Sellers, (ii) such access will occur in such a manner as Sellers reasonably determine to be appropriate to protect the confidentiality of the Transaction, (iii) all requests for access will be directed to Persons Sellers may designate in writing from time to time, and (iv) nothing herein will require Sellers to provide access to, or to disclose any information to, Buyer if such access or disclosure (A) would cause significant competitive harm to Sellers if the Transaction is not consummated, (B) would require Sellers to disclose any financial or proprietary information of or regarding the non-Seller Affiliates of Sellers or otherwise disclose information regarding the non-Seller Affiliates of Seller that Sellers deem to be commercially sensitive, (C) would waive any legal privilege, or (D) would be in violation of applicable Laws or the provisions of any Contract to which any Seller is a party; provided that, in the event that Sellers withhold access or information in reliance on the foregoing clause (C) or (D), Sellers shall provide (to the extent possible without waiving or violating the applicable legal privilege or Law) notice to Buyer that such access or information is being so withheld and shall use commercially reasonable efforts to provide such access or information in a way that would not risk waiver of such legal privilege or applicable Law.

8.2.2. In order to facilitate Sellers’ efforts to administer and close the Bankruptcy Case (including, without limitation, the preparation of filings in the Bankruptcy Case and state, local and federal Tax returns and other filings, reconciliation of claims filed in the

Bankruptcy Case, removal of corporate and other records and information relating or belonging to entities other than Sellers), for a period of three (3) years following the Closing, (i) the Buyer shall permit Sellers’ counsel and other professionals and counsel for any successor to Sellers and its respective professionals (collectively, “Permitted Access Parties”) reasonable access to the financial and other books and records relating to the Sale Property or the Business and the systems containing such information, books and records, which access shall include (xx) the right of such Permitted Access Parties to copy at such Permitted Access Parties’ expense, such documents and records as they may request in furtherance of the purposes described above, and (yy) Buyer’s copying and delivering to the relevant Permitted Access Parties such documents or records as they may request, but only to the extent such Permitted Access Parties furnish Buyer with reasonably detailed written descriptions of the materials to be so copied and the applicable Permitted Access Party reimburses the Buyer for the reasonable costs and expenses thereof, and (ii) Buyer shall provide the Permitted Access Parties (at no cost to the Permitted Access Parties) with reasonable access during regular business hours to such Transferred Employees as Sellers may hereafter designate in writing, to assist Sellers and the other Permitted Access Parties (including by providing and generating, at Sellers or such other Permitted Access Parties’ cost or expense, if applicable, such information, reports, filings and analyses as Sellers or the other Permitted Access Parties may reasonably request from time to time) in their post-Closing activities (including, without limitation, preparation of Tax returns), provided that such access and assistance does not unreasonably interfere with the Buyer’s business operations.

8.2.3. With Sellers’ written consent, which shall not be unreasonably conditioned, withheld or delayed, Buyer shall be permitted to contact any officer, manager, director, employee, customer, supplier, lessee, lessor, lender, noteholder or other material business relation of Sellers prior to the Closing with respect to Sellers, the Business or the Transaction.

8.3. Name Change. Within thirty (30) days of the Closing, each Seller shall deliver to Buyer those documents reflecting the name change of each Seller to a name not confusingly similar to, or a colorable imitation or dilutive of, the current names of Sellers.

8.4. No Successor Liability. The Parties intend that, upon the Closing, Buyer shall not be deemed to: (a) be the successor of or successor employer (as described under COBRA and the applicable regulations thereunder) to Sellers, including with respect to any employee benefit plans, (b) have de facto or otherwise, merged with or into Sellers; (c) be a mere continuation or substantial continuation of Sellers or the enterprises of Sellers; or (d) be liable for any acts or omissions of Sellers in the conduct of the Business, other than with respect to the Assumed Liabilities. Without limiting the generality of the foregoing, and except as otherwise specifically provided in the Agreement, the parties hereto intend that Buyer shall not be liable for any Interests against any Seller or any of its Affiliates, and that Buyer shall have no successor or vicarious Liability of any kind or character whether known or unknown as of the Closing Date or whether fixed or contingent, existing or hereafter arising, with respect to the Business, the Sale Property Assets or any Liabilities of any Seller arising on or prior to the Closing Date. The Parties agree that a provision substantially in the form of, and with comparable effect (to the extent permitted by law), to this Section 8.4 shall be reflected in the Sale Order.

9. Employee Matters.

9.1. Prior to the Closing, Buyer shall offer to employ, commencing immediately following the Closing, those employees of Sellers which, in Buyer’s sole discretion, Buyer desires to employ following the Closing. The salaries and compensation levels and other terms and conditions of employment by Buyer shall be determined by Buyer in its sole discretion. In no event shall Buyer be liable for any Liability of Sellers under the Worker Adjustment and Retraining Notification Act, as amended, or any similar foreign, state or local law or regulations relating to any of the foregoing (the “WARN Act”) by reason of the consummation of the Transaction. Such employees who become employees of Buyer shall be collectively referred to as the “Transferred Employees.”

9.2. Notwithstanding anything in this Agreement to the contrary and unless otherwise agreed to by Sellers and Buyer:

9.2.1. Sellers shall process the payroll for and pay, or cause to be paid, the base wages, base salary and benefits that are earned on or prior to the Closing Date with respect to all employees of Sellers. Each Seller shall withhold and remit all applicable payroll Taxes as required by Law on or prior to the Closing Date with respect to all employees of Sellers as of such date.

9.2.2. Buyer shall process the payroll for and shall pay, or cause to be paid, base wages, base salary and benefits that are earned after the Closing Date with respect to all Transferred Employees. Buyer shall withhold and remit all applicable payroll Taxes as required by Law after the Closing Date with respect to Transferred Employees.

9.3. Nothing contained herein shall be construed as requiring, and neither Sellers nor any of their Affiliates shall take any affirmative action that would have the effect of requiring, Buyer to continue any specific employee benefit plan or to continue the employment of any specific Person. Nothing in this Agreement is intended to establish, create or amend, nor shall anything in this Agreement be construed as establishing, creating or amending, any employee benefit plan, practice or program of Buyer, any of its Affiliates or any of Sellers’ employee benefit plans, nor shall anything in this Agreement create or be construed as creating any Contract of employment or as conferring upon any Transferred Employee or upon any other Person, other than the Parties to this Agreement in accordance with its terms, any rights to enforce any provisions of this Agreement under ERISA or otherwise. For the avoidance of doubt, Buyer shall not be liable for any losses, Liabilities, claims, actions, causes of actions, penalties, fines, costs and expenses suffered, incurred or arising for any health care continuation coverage (“COBRA Coverage”) required under Section 4980B of the Code and Part 6 of Subtitle B of Title 1 of ERISA with respect to any employees or former employees who do not become Transferred Employees, all of which shall be Excluded Liabilities.

10. Miscellaneous.

10.1. Attorneys’ Fees. In the event that either Party hereto brings an action or other proceeding to enforce or interpret the terms and provisions of this Agreement, the prevailing Party in that action or proceeding shall be entitled to have and recover from the non-prevailing Party all such fees, costs and expenses (including, without limitation, all court costs and reasonable attorneys’ fees) as the prevailing Party may suffer or incur in the pursuit or defense of such action or proceeding.

10.2. Notices. Unless otherwise provided herein, any notice, tender, or delivery to be given hereunder by any Party to the other may be effected by personal delivery in writing, or by registered or certified mail, postage prepaid, return receipt requested or by facsimile, and shall be deemed communicated as of the date of mailing or email transmission (with answer back confirmation of such transmission). Mailed notices shall be addressed as set forth below, but each Party may change its address by written notice in accordance with this Section 10.2.

To Sellers:	Sientra, Inc.
3333 Michelson Drive, Suite 650
Irvine, California 92612
Attn: Oliver Bennett
Email: oliver.bennett@sientra.com

With a copy to:	Pachulski Stang Ziehl & Jones LLP
919 North Market Street, 17th Floor
Wilmington, Delaware 19899
Attn: Laura Davis Jones, Esq.

and David M. Bertenthal, Esq.
Email: ljones@pszjlaw.com and dbertenthal@pszjlaw.com
and
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn: Nicole L. Greenblatt, P.C.
Elizabeth H. Jones
Email: nicole.greenblatt@kirkland.com and
elizabeth.jones@kirkland.com

To Buyer:	Tiger Aesthetics Medical, LLC
555 E North Ln Suite 5000, Bldg D
Conshohocken, PA 19428
Attn: Larry “Buzz” R. Wood, Chief Legal Officer
Email: LarryW@tigerbios.com

With a copy to:	Blank Rome LLP
One Logan Square
130 N. 18th Street
Philadelphia, PA 19103

Attn: Michael B. Schaedle
Shaun Snitman
Francis E. Dehel
Timothy A. French
Email: mike.schaedle@blankrome.com
shaun.snitman@blankrome.com
frank.dehel@blankrome.com
tim.french@blankrome.com

10.3. Entire Agreement. This instrument, that certain Confidentiality Agreement dated as of February 12, 2024, between Sientra, Inc. and Tiger BioSciences, LLC, the Approval Order, and the documents to be executed pursuant hereto contain the entire agreement between the Parties relating to the sale of the Sale Property. Any oral representations or modifications concerning this Agreement or any such other document shall be of no force and effect excepting a subsequent modification in writing, signed by the Party to be charged.

10.4. Modification. This Agreement may be modified, amended or supplemented only by a written instrument duly executed by all the Parties hereto.

10.5. Closing Date. All actions to be taken on the Closing pursuant to this Agreement shall be deemed to have occurred simultaneously, and no act, document or transaction shall be deemed to have been taken, delivered or effected until all such actions, documents and transactions have been taken, delivered or effected.

10.6. Severability. Should any term, provision or paragraph of this Agreement be determined to be illegal or void or of no force and effect, the balance of the Agreement shall survive.

10.7. Further Assurances. Each Party hereto will execute, acknowledge and deliver any further assurance, documents and instruments reasonably requested by any other Party for the purpose of giving effect to the Transaction in accordance herewith; provided that nothing herein shall be deemed to require any Party to execute or deliver any such further assurance, document or instrument to the extent that the same could in any material way increase the monetary or other burdens, obligations or liabilities otherwise imposed upon such Party by this Agreement.

10.8. Waiver. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

10.9. Brokerage Obligations. Sellers and the Buyer each represent and warrant to the other that, other than Miller Buckfire (the “Broker”), Sellers’ investment banker, Sellers have incurred no Liability to any broker or agent with respect to the payment of any commission or other compensation regarding the consummation of the Transaction. It is agreed that if any claims for commissions, fees or other compensation, including, without limitation, brokerage fees, finder’s fees, or commissions are ever asserted against Buyer or Sellers in connection with this Transaction by any party other than the Broker (for whose commission or other compensation

Sellers shall be solely responsible), all such claims shall be handled and paid by the Party whose actions form the basis of such claim and such Party shall indemnify, defend (with counsel reasonably satisfactory to the Party entitled to indemnification), protect and save and hold the other harmless from and against any and all such claims or demands asserted by any Person in connection with the Transaction.

10.10. Payment of Fees and Expenses. Except as provided in Section 10.1 above, each Party to this Agreement shall be responsible for, and shall pay, all of its own fees and expenses, including those of its counsel, incurred in the negotiation, preparation and consummation of the Agreement and the transaction described herein.

10.11. Survival. The respective representations and warranties of Buyer and Sellers and all covenants (except for those covenants which, by their nature, are to be performed after the Closing) under this Agreement (and in any certificates or other documents delivered prior to or at the Closing) shall automatically lapse and cease to be of any further force or effect effective upon the Closing.

10.12. Assignments. This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto, which consent the Parties may grant or withhold in their sole and absolute discretion; provided, however, that the Sellers may assign their rights to receive payments of the Deferred Purchase Price and the security interest in the Pledged Collateral, without the consent of Buyer, to any Person, including, without limitation, pursuant to a Chapter 11 plan in the Bankruptcy Case, and Buyer shall execute any document or instrument reasonably requested by Sellers in connection with any such assignment; provided that with respect to any assignment to a Person other than pursuant to a Chapter 11 plan in the Bankruptcy Case, : (a) the Sellers shall have first provided prior written notice to Buyer of their intent to assign their rights to receive payments of the Deferred Purchase Price and the security interest in the Pledged Collateral to a third party and the proposed terms and conditions of such assignment (other than a proposed purchase price), (b) Buyer shall have a seven- (7-) day period in which to respond to such notice by delivering a binding offer to the Sellers setting forth a proposed purchase price for Buyer to accept such assignment on the same terms and conditions as set out in the notice, (c) within fifteen (15) days of receipt of such binding offer, the Sellers shall accept or reject the binding offer from Buyer, (d) if Sellers accept such binding offer, the Sellers and Buyer shall use their respective best efforts to promptly consummate such assignment on the terms and conditions set forth in the notice, (e) from and after the earliest to occur of (A) the expiration of the seven- (7-) day period set forth in Section 10.12(b) above and (B) the Sellers’ rejection of Buyer’s binding offer to accept such assignment, the Sellers shall have a one hundred twenty- (120-) day period during which to effect an assignment of the rights to receive payments of the Deferred Purchase Price and the security interest in the Pledged Collateral to a third party on terms not materially more favorable to the third party assignee than those set forth in the notice to Buyer at a price not lower than the price in Buyer’s binding offer for such assignment, if any, and (f) if the Sellers do not consummate an assignment to a third party pursuant to this section within the one hundred twenty- (120-) day period set forth in Section 10.12(e), the right of the Sellers to consummate an assignment to a third party shall terminate and the Seller shall again comply with the requirements in this Section 10.12 for any subsequent proposed assignment; provided, further, that the Sellers may not assign their rights to receive payment of the Deferred Purchase Price and/or the security interest in the Pledged Collateral to any Person listed on Schedule 10.12 (which will contain a list of competitors of Buyer and its Affiliates, to be delivered by Buyer to Sellers prior to the Closing Date) without the prior written consent of Buyer, such consent not to be unreasonably withheld or delayed.

10.13. Binding Effect. Subject to the provisions of Section 10.12 above, this Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successors, and assigns of the Parties hereto.

10.14. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any conflicts of Law principles and the applicable provisions of the Bankruptcy Code.

10.15. Good Faith. All Parties hereto agree to do all acts and execute all documents required to carry out the terms of this Agreement and to act reasonably and in good faith with respect to the terms and conditions contained herein before and after Closing, including, without limitation, in Buyer’s case by reasonably cooperating in Sellers’ efforts to obtain entry of the Approval Order. Without limiting the foregoing, with Seller’s cooperation, Buyer shall be responsible for demonstrating, to the Bankruptcy Court’s satisfaction, adequate assurance of future performance under section 365 of the Bankruptcy Code with respect to each Real Property Lease and Assigned General Contract comprising part of the Sale Property and Buyer shall bear all risk (without any adjustment of any kind to the Purchase Price or other accommodation or remedy) of Buyer’s failure to so satisfy the Bankruptcy Court as to any Real Property Leases or Assigned General Contracts.

10.16. Construction. In the interpretation and construction of this Agreement, the Parties acknowledge that the terms hereof reflect extensive negotiations between the Parties and that this Agreement shall not be deemed, for the purpose of construction and interpretation, drafted by either Party hereto.

10.17. Counterparts. This Agreement may be signed in counterparts. The Parties further agree that this Agreement may be executed by the exchange of signature pages by electronic mail and signatures delivered in such manner shall be deemed binding for all purposes hereof on the Party delivering the same as though such signature pages were originals.

10.18. Personal Information. Buyer shall honor and observe any and all written policies of Sellers in effect on the execution date hereof restricting or regarding the access, transfer, possession, storage, control, or ownership of Personal Information which are in compliance with applicable Law and otherwise comply with all applicable Law with respect to Personal Information; provided that nothing in this Agreement shall prevent Buyer from taking any action, including adopting new policies or amending any such existing policies in its discretion after Closing so long as such action is in compliance with applicable Law.

10.19. Time is of the Essence. Time is of the essence in this Agreement, and all of the terms, covenants and conditions hereof.

10.20. Interpretation and Rules of Construction. In this Agreement, except to the extent that the context otherwise requires:

10.20.1. when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated;

10.20.2. the headings and captions used in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

10.20.3. whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” (regardless of whether such words appear after such language herein or not);

10.20.4. the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

10.20.5. all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein and shall be applicable throughout the Agreement regardless of where in the Agreement the term is defined unless expressly stated otherwise;

10.20.6. the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

10.20.7. any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws;

10.20.8. references to a Person are also to its permitted successors and assigns; and

10.20.9. the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

10.21. Specific Performance. The Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if any of the Parties fails to take any action required of it hereunder to consummate the Transaction. It is accordingly agreed that (a) the Parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.22 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific performance and other equitable relief is an integral part of the Transaction and without that right, neither Sellers nor Buyer would have entered into this Agreement. The Parties acknowledge and agree that any Party pursuing an injunction or injunctions or other Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.21 will not be required to provide any bond or other security in connection with any such Order.

The remedies available to any Party pursuant to this Section 10.21 will be in addition to any other remedy to which they were entitled at Law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit any Party from seeking to collect or collecting damages. If, prior to the Outside Date, any Party brings any action, in each case in accordance with Section 10.22, to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date will automatically be extended (i) for the period during which such action is pending, plus ten (10) Business Days or (ii) by such other time period established by the court presiding over such action, as the case may be. In no event will this Section 10.21 be used, alone or together with any other provision of this Agreement, to require any Seller to remedy any breach of any representation or warranty made by any Seller herein.

10.22. Jurisdiction; Exclusive Venue and Jury Trial Waiver.

10.22.1. Each of the Parties irrevocably agrees that any claim, cause of action, action or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which any Liability or obligation may be sought to be imposed, whether sounding in contract or in tort or under statute, or whether at Law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of, or related to this Agreement or the negotiation, execution, or performance of this Agreement or the Transaction and any questions concerning the construction, interpretation, validity and enforceability of this Agreement (each, an “Agreement Dispute”) brought by any other Party or its successors or assigns will be brought and determined only in (a) the Bankruptcy Court and any federal court to which an appeal from the Bankruptcy Court may be validly taken or (b) if the Bankruptcy Court is unwilling or unable to hear such action, in the Court of Chancery of the State of Delaware (or if such court lacks jurisdiction, any other state or federal courts sitting in the state of Delaware) (the “Chosen Courts”), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the Chosen Courts for itself and with respect to its property, generally and unconditionally, with regard to any Agreement Dispute. Each of the Parties agrees not to commence any Agreement Dispute except in the Chosen Courts, other than actions in any court of competent jurisdiction to enforce any Order, decree or award rendered by any Chosen Courts, and no Party will file a motion to dismiss any Agreement Dispute filed in a Chosen Court on any jurisdictional or venue-related grounds, including the doctrine of forum non conveniens. The Parties irrevocably agree that venue would be proper in any of the Chosen Courts, and hereby irrevocably waive any objection that any such court is an improper or inconvenient forum for the resolution of any Agreement Dispute. Each of the Parties further irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

10.22.2. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND/OR ENFORCEMENT HEREOF.

10.23. No Right of Set-Off. Buyer, on its own behalf and on behalf of its respective successors and permitted assigns, hereby waives any rights of set-off, netting, offset, recoupment or similar rights that Buyer or any of its or respective successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by Buyer pursuant to this Agreement or any other document or instrument delivered by Buyer in connection herewith.

10.24. Bulk Sale Laws. Each Party hereby waives compliance with any “bulk sale” or similar Laws of any state or other applicable jurisdiction. The Parties intend that pursuant to section 363(f) of the Bankruptcy Code, the transfer of the Sale Property shall be free and clear of any Interests in the Sale Property, including any Interests arising out of the bulk transfer Laws, and the Parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order.

[Signatures on Following Pages]

IN WITNESS WHEREOF, Buyer and Sellers have executed this Asset Purchase Agreement as of the day and year first above written.

BUYER:

TIGER AESTHETICS MEDICAL, LLC, a
Delaware limited liability company

By:
Name:	Oliver Burckhardt
Its:	Co-Chief Executive Officer

By:
Name:	Scott Madden
Its:	Co-Chief Executive Officer

SELLERS:

SIENTRA, Inc., a Delaware corporation

By:
Name:
Its:

MIST HOLDINGS, INC., a Delaware corporation

By:
Name:
Its:

MIST INC., a Delaware corporation

By:
Name:
Its:

MIST INTERNATIONAL, INC., a Delaware corporation

By:
Name:
Its: